

June 28, 2012

Via E-mail
Robert R. Deller
Chief Executive Officer
Thermal Tennis Inc.
4950 Golden Springs Drive
Reno, NV 89509

> **Re: Thermal Tennis Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed June 14, 2012**
> **File No. 000-54476**

Dear Mr. Deller:

We have reviewed your responses to the comments in our letter dated June 7, 2012 and have the following additional comments.

Introduction, page 1

1. Please revise the first paragraph to include a brief statement explaining what it is that you do, namely that you manage the tennis operations at one athletic club and run one summer tennis program at a high school. This may be helpful after the first sentence.

2. Please refer to the discussion of the loans at the end of the first paragraph. It appears that you do not disclose any interest accruing after April 30, 2012. If interest is no longer accruing on these loans, please say so and state the last date on which any interest accrued. Additionally please state the date of any agreement that waived the interest and state whether such agreement was written or oral.

History, page 2

3. Please revise to balance the disclosure in the second paragraph to remove disclosure of 2009 gross revenues given that you do not provide financial statements for this period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.


Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor


cc: Via E-mail
        Gary R. Henry, Esq.